

March 28, 2011

<u>Via U.S. Mail and Facsimile 216.619.1699</u>

Robert G. O'Brien
Executive Vice President and Chief Financial Officer
Forest City Enterprises, Inc.
50 Public Square
Suite 1100
Cleveland, OH 44113

> **Re:** **Forest City Enterprises, Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2010**
> **Filed March 30, 2010**
> **Form 10-Q for period ended October 31, 2010**
> **Filed December 8, 2010**
> **File No. 1-4372**

Dear Mr. O'Brien:

 We have completed our review of your filings and do not have any further comments at this time.

 Sincerely,

 Kevin Woody
 Accounting Branch Chief